						Exhibit 12

	SOUTH JERSEY GAS COMPANY
	Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges
	(IN THOUSANDS)

		Fiscal Year Ended December 31,
	12 Months Ended
	June 30, 2005	2004	2003	2002	2001	2000

Net Income*	$35,852	$31,462	$26,608	$23,222	$21,527	$21,855

Income Taxes, Net	26,158	22,969	19,619	17,372	15,693	16,703

Fixed Charges**	18,815	18,639	19,868	20,972	23,409	24,255

Capitalized Interest	(944)	(733)	(564)	(359)	(221)	(24)

Total Available for Coverage	$79,881	$72,337	$65,531	$61,207	$60,408	$62,789

Total Available	4.2x	3.9x	3.3x	2.9x	2.6x	2.6x
Fixed Charges

* Net Income before Discontinued Operations

** Fixed charges consist of interest charges and preferred
dividend requirement amounting to $113,000 for the 12 months ended June 30, 2005;
$135,000 for the fiscal years ended 2004, 2003 and 2002; $139,000 in 2001; and $151,000 in 2000 (rentals are not material).